UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number  0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.
401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Books-A-Million, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
February 22, 2011

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Investments, at fair value	$17,333,307	$12,761,887
Receivables
Participant contributions	43,383	---
Company contributions	253,976	541,746
Total assets	17,630,666	13,303,633
LIABILITIES
Refund of excess contributions payable	208,730	108,114
Total liabilities	208,730	108,114
Net assets available for benefits, at fair value	17,421,936	13,195,519
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(67,644)	(3,949)
Net assets available for benefits	$17,354,292	$13,191,570

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NETS ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$3,267,268
Interest and dividends	374,382
3,641,650

Contributions:
Company contributions	253,976
Participant contributions	1,435,298
Rollovers from participants	26,702
1,715,976
Total additions	5,357,626

Deductions from net assets attributed to
Distributions to participants	1,180,706
Administrative expenses	14,198
Total deductions	1,194,904

Net increase	4,162,722
Net assets available for benefits: Beginning of year	13,191,570
End of year	$17,354,292

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  All employees of Books-A-Million, Inc. and its subsidiaries (the "Company") who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan.  Under a trust agreement effective September 12, 2003, SunTrust Bank, NA (the "Trustee") was appointed trustee for the Plan.

Contributions
Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their eligible compensation, as defined.  Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans.  Participants age 50 and older may also make catch-up contributions.  The Company’s contribution to the Plan equals a discretionary matching contribution of up to 6% of a participant’s compensation plus a discretionary profit sharing contribution.  In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year.  For the Plan year ended December 31, 2009, the Company’s contributions to the Plan equaled a discretionary matching contribution of 50% of the first 3% of a participant’s eligible compensation.  No profit sharing contributions were made during this time.  Contributions are subject to certain regulatory limitations.

Participant Accounts
Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution and an allocation of the Company’s discretionary profit sharing contribution (if applicable).  Participants are also charged with an allocation of administrative expenses, if any, based on account balances, as defined.  Participants may direct their contributions, any Company discretionary matching contributions and any related earnings into various investment options available under the Plan.  In addition, participants are allowed to change their investment elections at any time.

Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon.  Vesting in the Company’s discretionary matching contributions and the Company’s discretionary profit sharing contributions, plus actual earnings (losses) thereon, is based upon years of service.  A participant vests 20% a year after completion of one year of service and is 100% vested after five years of credited service.

Forfeitures
Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan.  At December 31, 2009 and 2008, forfeited nonvested accounts totaled $51,985 and $80,104, respectively.  Under the terms of the Plan agreement, forfeitures can first be used to pay Plan expenses, and any remaining forfeitures may be used to reduce future Company contributions to the Plan.  During 2009, Company contributions were reduced by $80,104 from forfeited nonvested accounts.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance.  The loans are issued by the Plan and secured by the balance in the participant’s account.  Loans with a face amount less than $2,000 must be repaid within a period of three years.  All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years.  Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent.  Principal and interest are repaid to the Plan ratably through monthly payroll deductions.

Investment Options
Participants may direct their contributions, any discretionary employer contributions and any related earnings into various investment options.  In addition, participants are allowed to change their investment elections quarterly.  The investment options include the SunTrust Retirement Stable Asset Fund, the SunTrust Retirement 500 Index Fund, the Fidelity Advisor Dynamic Capital Appreciation Fund, the Alliance Bernstein International Value Fund, the Dreyfus Active Mid Capital Fund, the T. Rowe Price Growth Stock Fund, the T. Rowe Price Retirement 2010 Fund, the T. Rowe Price Retirement 2020 Fund, the T. Rowe Price Retirement 2030 Fund, the T. Rowe Price Retirement 2040 Fund, the Ridgeworth Small Cap Value Equity Fund, the Ridgeworth Moderate Allocation Strategy Fund, the Ridgeworth U.S. Treasury Money Market, the Ridgeworth U.S. Government Securities, Janus Advisor Mid Capital Growth Fund, MFS Value Fund, AIM Small Capital Growth Fund, Federated Mid Capital Index Fund, Janus Enterprise Fund and Books-A-Million, Inc. common stock.

In addition, the Company's discretionary profit-sharing contributions, if any, are fulfilled through the contribution of Company common stock.

Administrative Expenses
Substantially all administrative costs and management fees of the Plan are paid by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946-210-45, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required under ASC Topic 946-210-45, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In April 2009, the FASB issued FSP 157-4 on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. The guidance emphasizes that, regardless of whether the volume and level of activity for an asset or liability have decreased significantly and regardless of which valuation technique was used, the objective of a fair value measurement under SFAS No. 157 remains the same—to estimate the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance includes expanded disclosure requirements and requires that the Plan determine the major categories for debt and equity securities on the basis of the nature and risks of the investments.  FSP 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and must be applied prospectively.  The Plan adopted this guidance effective December 31, 2009.  The additional disclosures required by the guidance are included in Note 4 – Fair Value Measurements.

In September 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), to amend the existing requirements in ASC 820, Fair Value Measurements and Disclosures, to measure the fair value of investments in certain entities that do not have a quoted market price but calculate net asset value (“NAV”) per share or its equivalent. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of an investment in an investee within the scope of the amendments based on the investee’s NAV per share or its equivalent. The amendments to the Codification included in ASU 2009-12 are effective for interim and annual periods ending after December 15, 2009, with early adoption permitted.  The Plan adopted this guidance effective December 31, 2009.  The adoption did not have a material impact on the Plan’s statement of net assets and statement of changes in net assets.  The additional disclosures required by the guidance are included in Note 4 – Fair Value Measurements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, clarifying existing disclosures and requiring new disclosures about fair value measurements. The clarifications and the requirement to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 and significant transfers into and out of Level 3 of the fair value hierarchy are effective for periods beginning after December 15, 2009.  The new requirement that purchases, sales, issuances and settlements be presented gross in the Level 3 reconciliation is effective for fiscal years beginning after December 15, 2010 and for interim periods within those years, with early adoption permitted.  Since this new guidance only amends the disclosure requirements, it will not have any impact on the Plan’s statement of net assets or statement of changes in net assets.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), Amendments to Certain Recognition and Disclosure Requirements.  Under this amended guidance, filers with the Securities and Exchange Commission are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements.  This guidance was effective immediately, and the Plan adopted this guidance effective December 31, 2009.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans (Topic 962).  ASU 2010-25 amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments to the Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010, with early adoption permitted.  The Plan's management is currently evaluating the impact of ASU 2010-25 on the Plan's financial statements.

3.	INVESTMENT INFORMATION

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

		December 31
		2009		2008

Mutual funds:
Fidelity Advisor Dynamic Capital Appreciation Fund		$3,218,228		$2,291,620
MFS Value Fund		$1,870,024		$1,509,731
Ridgeworth Classic Life Vision Moderate Growth Fund	$	*		$907,875
Ridgeworth Moderate Allocation Strategy Fund		$1,145,071	$	*
T. Rowe Price Retirement 2040 Fund		$861,640	$	*
Ridgeworth US Government Securities Fund	$	*		$827,449
Collective trust funds:
SunTrust Retirement 500 Index Fund		$1,338,006		$978,536
SunTrust Retirement Stable Asset Fund**		$3,232,071		$3,213,311
Company stock:
Books-A-Million, Inc. Company stock		$1,126,631	$	*
** Stated at fair value.
* Investment is less than 5%.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,267,268 as follows:

December 31, 2009

Mutual funds	$1,886,324
Collective trust funds	352,392
Company stock	1,028,552
Total net appreciation in fair value of investments	$3,267,268

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Stable Value Collective Fund
A participant’s ownership of the SunTrust Retirement Stable Asset Fund (“Collective Fund”) is represented by units.  Units are issued or redeemed at the stable value Collective Fund’s net unit value, which ordinarily represents contract value.  Contract value represents contributions made to the Collective Fund plus earnings less participant withdrawals and administrative expenses.  Withdrawals initiated by the Plan will normally be provided at contract value as soon as practicable within twelve months following written notice to the trustee.  The Collective Fund imposes certain restrictions on the Plan.  Certain events may limit the Collective Fund’s ability to transact at contract value with the Plan including withdrawals associated with certain events that are not in the ordinary course of Collective Fund operations that could have a material adverse effect on the Collective Fund’s financial interest and certain wrap agreement termination provisions.  Wrap agreements permit the Collective Fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the wrap agreement if the book value or the market value of the agreement equals zero.  Plan management believes that occurrence of events and circumstances that would cause the Collective Fund to transact at less that contract value is not probable.

4.	FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded.  Shares of mutual funds and money market funds are valued at the quoted net asset value of shares held by the Plan at year-end.  Collective trust funds are valued based on information reported by the investment advisor based upon the quoted market prices of the underlying investments and using the audited financial statements of the collective trust at year-end.  Participant loans are valued at amortized cost, which approximates fair value.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Company stock	$1,126,631	$--	$--	$1,126,631
Domestic mutual funds	9,692,850	--	--	9,692,850
International mutual funds	393,828	--	--	393,828
Stable value collective trust fund (a)	--	--	3,232,071	3,232,071
Equity index collective trust fund (b)	--	1,338,006	--	1,338,006
Money market fund	419,228	--	--	419,228
Participant loans	--	--	1,130,693	1,130,693

Total investments, at fair value	$11,632,537	$1,338,006	$4,362,764	$17,333,307

(a) - The Stable Value Collective Trust Fund’s primary investment objective is preservation of capital while also seeking a reasonable stable monthly return and a high degree of liquidity for participant withdrawals (see Note 3 for more information).

(b) - The strategy of the equity index collective trust fund is to invest in equity securities that replicate the movements of an index of a specific financial market, such as the Standard & Poors’ (S&P) 500 Index.  The fund is daily valued and has no significant restrictions.

The following table sets forth the summary of changes in fair value of the Plan's level 3 assets for the year ended December 31, 2009:

	Collective Trust Fund	Participant Loans

Balance, beginning of year	$3,213,311	$918,635
Realized gains	4,802	--
Unrealized gains	131,812	--
Purchases, sales, issuances and settlements, net	(117,854)	212,058
Balance, end of year	$3,232,071	$1,130,693

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

6.	CORRECTIVE DISTRIBUTIONS

Plan management made corrective distributions from the Plan totaling $208,730 and $108,114 for the Plan years ended December 31, 2009 and 2008, respectively, due to over-contribution of salary deferral and matching contribution

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

amounts.  These amounts are included in the refund of excess contributions payable in the accompanying statements of net assets available for benefits at December 31, 2009 and 2008, respectively.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA.  SunTrust Bank, NA is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  The fair market value of the Company stock held as investments as of December 31, 2009 and 2008 was $1,126,631 and $482,590, respectively.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$17,354,292	$13,191,570
Contributions receivable	(297,359)	(541,746)
Excess contributions payable	208,730	108,114
Adjustment from fair value to contract value for interest in collective trust	67,644	--
Net assets available for benefits per Form 5500	$17,333,307	$12,757,938

The following is a reconciliation of investment income per the financial statements to Form 5500:

December 31, 2009

Total investment income per the financial statements	$3,641,650
Adjustment from fair value to contract value for interest in collective trust	67,644
Net earnings on investment per Form 5500	$3,709,294

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
 AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31, 2009

Total contributions per the financial statements	$1,715,976
Prior year contributions receivable	541,746
Current year contributions receivable	(297,359)
Total contributions per Form 5500	$1,960,363

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:

December 31, 2009

Total distributions to participants per the financial statements	$1,180,706
Prior year excess contributions payable	108,114
Current year excess contributions payable	(208,730)
Total distributions to participants per Form 5500	$1,080,090

Amounts currently receivable to the Plan and payable to participants, dependents and beneficiaries are not recorded on the Form 5500, as the Form 5500 has been prepared based on the cash method of accounting.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(e) Current value

*	SunTrust Retirement 500 Index Fund	Collective trust	$1,338,006
*	SunTrust Retirement Stable Asset Fund	Collective trust	3,232,071
	AIM Small Capital Growth Fund	Mutual fund	346,039
	Alliance Bernstein International Value Fund	Mutual fund	393,828
	Janus Advisor Mid Capital Growth	Mutual fund	41,815
	Dreyfus Active Mid Capital Fund	Mutual fund	89,897
	Fidelity Advisor Dynamic Capital Appreciation Fund	Mutual fund	3,218,228
	MFS Value Fund	Mutual fund	1,870,024
*	Ridgeworth US Government Securities	Mutual fund	794,035
*	Ridgeworth Moderate Allocation Strategy Fund	Mutual fund	1,145,071
*	Ridgeworth Small Cap Value Equity Fund	Mutual fund	449,242
*	Ridgeworth US Treasury Money Market	Money market	419,228
	T. Rowe Price Growth Stock Fund	Mutual fund	88,649
	T. Rowe Price Retirement 2010 Fund	Mutual fund	115,770
	T. Rowe Price Retirement 2020 Fund	Mutual fund	246,833
	T. Rowe Price Retirement 2030 Fund	Mutual fund	425,607
	T. Rowe Price Retirement 2040 Fund	Mutual fund	861,640
*	Books-A-Million, Inc.	Common stock	1,126,631
*	Participant loans	Loans to participants (interest rates ranging from 4.25% to 9.25%)	1,130,693
			$17,333,307

*    Represents a party-in-interest.

Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: February 22, 2011	by: /s/Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Douglas G. Markham
Douglas G. Markham
Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Brian W. White
Brian W. White
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm.